UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

TRINITY PLACE HOLDINGS INC.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

89656D101

(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 31st Floor
New York, NY 10017
(212) 888-5222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 89656D101

1	NAMES OF REPORTING PERSONS

Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		3,369,444
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,369,444
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,369,444
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.85%
14	TYPE OF REPORTING PERSON (See instructions)
IA

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 1. Security of the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation (the “Issuer”), with principal executive offices at  One Syms Way, Secaucus, NJ 07094.

Item 2. Identity and Background

(a)  Name

This statement is filed by Third Avenue Management LLC (“TAM”). The executive officers of TAM are:

• David M. Barse: Chief Executive Officer of TAM.
• David Resnick: President of TAM.
• Vincent J. Dugan: Chief Financial Officer of TAM.
• W. James Hall: General Counsel and Secretary of TAM.

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts including Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940 (the “Fund”), with respect to which it acts as direct advisor.

(b) Residence

The address of the principal business and principal office of TAM and its executive officers is 622 Third Avenue, 31st Floor, New York, NY 10017.

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in which such Employment is Conducted

The principal business of TAM, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts. The principal occupation of each of its executive officers is to act in the capacity listed above.

(d) Criminal Convictions

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

TAM is a limited liability company organized under the laws of the State of Delaware. Each of its executive officers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, used funds available for investment to purchase 3,369,444 shares of Common Stock for $13,477,776.00 upon the orders of TAM acting as adviser.

Item 4. Purpose of Transaction

On October 1, 2013, the Fund entered into a stock purchase agreement (the “Purchase Agreement”) with the Issuer for the purchase of Common Stock as described in Item 3.  The Purchase Agreement contains customary representations, warranties and covenants of the Issuer and the Fund, and the Issuer has agreed to indemnify the Fund, subject to certain limitations, in the event of a breach of the Issuer’s representations or warranties or the failure of the Issuer to fulfill any covenants in the Purchase Agreement. The Purchase Agreement also requires the Issuer to file and maintain the effectiveness of a registration statement covering the Fund’s resale of the shares of Common Stock acquired under the Purchase Agreement.

In addition, pursuant to the Purchase Agreement, the Issuer filed a Preliminary Schedule 14C with the Securities and Exchange Commission on October 3, 2013, pursuant to which it notified holders of Common Stock of the written consent of the holders of a majority of the outstanding shares of Common Stock and the holder of the one outstanding share of Series A Preferred Stock, approving an amended and restated version of the Issuer’s Certificate of Incorporation (the “Amended Certificate”) to, among other things, (i) authorize the issuance of the one share of Special Stock, par value $0.01 (“Special Stock”), which will be issued and sold to the Fund for the par value of such share payable in cash and (ii) provide that, from the issuance of the one share of Special Stock and until the Special Stock Ownership Threshold (as defined in the Amended Certificate) is no longer satisfied, one director of the five-member Board be elected by the holder of the share of Special Stock or its affiliated designee and the number of directors of the Board elected by the holders of Common Stock be reduced from three to two.

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

The Fund acquired the shares of Common Stock of the Issuer because TAM believes the Common Stock represented at the time of the acquisition and currently represents an attractive investment. In addition, TAM will have the opportunity to appoint a member to the Issuer’s Board, enabling such member to have input on the Issuer’s strategic decisions with the aim of increasing the value of the Common Stock.

Item 5. Interest in Securities of the Issuer

(a-b) The aggregate number and percentage of Common Stock of the Issuer to which this Schedule 13D relates is 3,369,444 shares of Common Stock, constituting approximately 16.85% of the Common Stock of the Issuer.1

1.	Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund

	(a)	Amount beneficially owned: 3,369,444 shares of Common Stock
	(b)	Percent of class: 16.85%
	(c)	Number of Common Shares as to which TAM has:
		(i)	Sole power to vote or direct the vote: 3,369,444
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 3,369,444
		(iv)	Shared power to dispose or direct the disposition: 0

(c) Other than the transaction described in Items 3 and 4, TAM has not effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Issuer’s Common Stock other than the funds and accounts identified above.

1 The executive officers of TAM, on an individual basis, do not directly beneficially own or control Common Stock of the Issuer.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise set forth herein, neither TAM, nor to the best of its knowledge, any of its executive officers, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.  Stock Purchase Agreement, dated as of October 1, 2013, by and between the Issuer and the Fund (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2013

THIRD AVENUE MANAGEMENT LLC

By: /s/ W. James Hall

Name: W. James Hall
Title: General Counsel